UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under

the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):                        .

Included herein:

1.	News release for North American Energy Partners Inc., dated February 14, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Douglas A. Wilkes
Name:	Douglas A. Wilkes
Title:	Vice President, Finance and Chief Financial Officer

Date: February 14, 2007

NORTH AMERICAN ENERGY PARTNERS IN FINAL STAGES OF

NEGOTIATING SIGNIFICANT PIPELINE CONTRACT

ACHESON, AB, Canada (February 14, 2007) – North American Energy Partners Inc. (“NAEPI”) (TSX: NOA) (NYSE: NOA) is pleased to announce that we have now entered the final stages of negotiation with Kinder Morgan Canada for the supply of pipeline construction services for the TMX Anchor Loop project. The project, with an approximate value of $170M, starts near Hinton, Alberta and runs for 160 km through Jasper National Park and terminates just outside of Mount Robson Provincial Park.

The project will employ over 300 people through two construction seasons and is slated to begin in August 2007. NAEPI is currently working with Kinder Morgan Canada to develop execution strategies, risk analysis and project budget targets.

NAEPI’s President & CEO, Rod Ruston, states, “we appreciate being invited to participate in the project at these beginning stages. We believe that Kinder Morgan Canada is taking positive steps to mitigate their risks and those of their Contractor through the joint development of risk mitigation strategies and project control systems with transparent daily reporting. We also recognize the environmental sensitivity associated with the project and we will continue to work with Kinder Morgan Canada and the various stakeholders and aboriginal groups to ensure a successful project.”

We anticipate reaching the final agreement stage in mid-March 2007.

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North American Energy Partners Inc. (TSX: NOA) (NYSE: NOA) is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada. For more than 50 years, we have provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. We maintain one of the largest independently owned equipment fleets in the region.

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For further information, please contact:	Kevin Rowand Investor Relations Manager North American Energy Partners Inc. Phone: (780) 960-4531 Fax: (780) 960-7103 Email: krowand@nacg.ca